UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

August 21, 2006	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

 ALBERTA STAR EXPANDS ITS DRILLING TO INCLUDE THE ELDORADO URANIUM TARGET AREA & ECHO BAY GOSSAN SILVER TARGET

Alberta Star Development Corp., (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the Company has completed drilling at Contact Lake permit area located south of Echo Bay (the “Contact Lake Permit Area”).  Due to unseasonably sunny and warm weather in the Northwest Territories, the Company’s drilling program is ahead of schedule and the Company has commenced drilling at the Eldorado - Port Radium permit area (“Eldorado - Port Radium Permit Area”) located north of Echo Bay.  Tim Coupland, President and CEO stated, “The Company intends to drill non-stop until late fall, we are weeks ahead of schedule due to the unusually warm and sunny, summer season and the Company intends to continue drilling as long as weather permits and it is safe to do so.”  The Company is currently conducting groundwork in the Eldorado-Port Radium Permit Area, which includes line-cutting, completing large detailed grids over the target areas, ground IP surveys, and detailed mapping. Drilling is expected to continue at its accelerated pace on the Company’s high priority IOCG and uranium drill targets at Eldorado - Port Radium Permit Area.

The Eldorado mine and Echo Bay mine are located within the Company’s permit area. The Eldorado mine formerly mined and produced 15 million pounds of high grade uranium and 8 million ounces of silver plus, copper, nickel, radium, and lead at Eldorado - Port Radium area commencing in 1933. The Eldorado mine has about 25 miles of existing underground workings developed on fourteen levels. The Eldorado Uranium mine was formerly one of Canada’s principal producers of high grade uranium pitchblende concentrates during the 1930’s to 1960’s. The Company has assembled an experienced IOCG & uranium technical group of experts with advanced uranium exploration expertise that believes the Eldorado district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits.

ELDORADO URANIUM BELT - 5 YEAR CLASS “A” DRILLING PERMIT ISSUED-FULLY PERMITTED

The Company has been granted a five year Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Eldorado- Port Radium Permit Area. The diamond drilling permit is valid until April 26, 2011. The Company is the first mineral exploration company in over 10 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. The Company is fully permitted for over 25,000 meters of diamond drilling in the Sahtu Dene Land Settlement Area at the Eldorado- Port Radium Permit Area.

CONTACT LAKE & ELDORADO IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECT

The Contact Lake Permit Area & Eldorado- Port Radium Permit Area are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 670 kilometers north of the city of Yellowknife. The total size of the Contact Lake Permit Area & Eldorado-Port Radium Area and surrounding area is over 51,473 acres in size. The Company’s Contract Lake Permit Area and Eldorado Port Radium Permit Area are located in the Eldorado Mineral Belt which covers hundreds of known or recorded silver, copper, cobalt, rare earth elements, and uranium occurrences in Proterozoic rock that correlate with rock of other IOCG deposits worldwide (Olympic Dam in western Australia, Kiruna Belt of Sweden). The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. The Company is the first mineral exploration company in 75 years to successfully stake, acquire and permit one entirely contiguous land package in this mineral rich region of the Northwest Territories. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada. The current August 21, 2006 spot price for Uranium is now $47.25 US per pound.

STOCK OPTIONS

The Company further announces that it has granted incentive Stock Options to its Directors, Officers, Consultants and Employees to acquire up to 3,250,000 common shares of the Company. Each option represents the right to purchase one common share of the Company at a price of $1.57 per share for a period of 2 years.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.